May 15, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Maryse Mills-Apenteng

Re:	Xplore Technologies Corp. Amendment No. 6 to Form S-4 Filed on May 8, 2007 File No. 333-138675

Dear Ms. Mills-Apenteng:

Pursuant to our telephone conversation on May 11, 2007, you provided us with oral comments concerning the executive compensation disclosure contained in the above-referenced Amendment No. 6 to the Registration Statement on Form S-4  (the “Registration Statement”) of Xplore Technologies Corp. (the “Company”). I have summarized your comments below, indicated in bold, and the Company’s responses.

1.                                       Your disclosure regarding benchmarking is unclear. Please revise to specifically state whether you benchmark the remuneration of your executive officers to the remuneration of similarly situated executives.

Response: We have deleted the second sentence of the section entitled “Management — Executive Compensation — Elements of Our Compensation Program — Base Compensation” on page 81 of Amendment No. 7 to the Company’s Registration Statement (the “Amended Registration Statement”) to address your comment.

2.                                       Please consider whether payments made to the Company’s executive officers in connection with their individual Management By Objective (“MBO”) plans should be classified as bonuses rather than as non-equity incentive plan compensation since they are discretionary in nature. Please revise or advise.

Response: We have revised the Company’s executive compensation disclosure, beginning on page 82 of Amended Registration Statement, to classify payments made to the Company’s executive officers in connection with their individual MBO plans as bonuses rather than as non-equity incentive plan compensation.

3.                                       Please revise your disclosure with respect to approval of related party transactions to more specifically describe the “applicable standards under governing law.” In addition, please confirm whether or not the audit committee’s policies and procedures are written.

Response: We have revised the section entitled “Management — Certain Relationships and Related Transactions — Approval of Related Party Transactions” on page 96 of the Amended Registration Statement to address your comment.

If you wish to discuss any of the foregoing responses, please call me at (212) 603-2227.

Very truly yours,

/s/ Jonathan J. Russo
Jonathan J. Russo

cc:	Michael J. Rapisand
Xplore Technologies Corp.